Gambling.com Group Limited Important Notice Regarding the Availability of Proxy Materials Gambling.com Group P.O. BOX 8016, CARY, NC 27512-9903 Shareholders Meeting to be held on May 18, 2022 For Shareholders of record as of March 25, 2022 This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. This is not a ballot. You cannot use this notice to vote your shares. We encourage you to access and review all of the important information contained in the proxy materials before voting. To view the proxy materials, and to obtain directions to attend the meeting, go to: www.proxydocs.com/GAMB To vote your proxy while visiting this site, you will need the 12 digit control number in the box below. Under United States Securities and Exchange Commission rules, proxy materials do not have to be delivered in paper. Proxy materials can be distributed by making them available on the internet. For a convenient way to view proxy materials and VOTE go to www.proxydocs.com/GAMB Have the 12 digit control number located in the shaded box above available when you access the website and follow the instructions. If you want to receive a paper or e-mail copy of the proxy material, you must request one. There is no charge to you for requesting a copy. In order to receive a paper package in time for this year's meeting, you must make this request on or before May 09, 2022. To order paper materials, use one of the following methods. INTERNET www.investorelections.com/GAMB TELEPHONE (866) 648-8133 * E-MAIL paper@investorelections.com When requesting via the Internet or telephone you will need the 12 digit control number located in the shaded box above. * If requesting material by e-mail, please send a blank e-mail with the 12 digit control number (located above) in the subject line. No other requests, instructions OR other inquiries should be included with your e-mail requesting material. Gambling.com Group Limited Meeting Type: Date: Time: Place: Annual General Meeting of Shareholders Wednesday, May 18, 2022 2:00 PM, Central European Time The Atlantic Hotel and Ocean Restaurant, Garden Suite Meeting Room Le Mont de la Pulente, St Brelade, Jersey, JE3 8HE, Channel Islands SEE REVERSE FOR FULL AGENDA

Gambling.com Group Limited Annual General Meeting of Shareholders THE BOARD OF DIRECTORS RECOMMENDS A VOTE: FOR ON PROPOSALS 1, 2, 3, 4, 5, 6 AND 7 PROPOSAL 1. To receive the Company's Annual Report and Accounts for the financial year ended December 31, 2021, together with the reports of the directors and the auditor. 2. To re-appoint Susan Ball as a Class I director of the Company. 3. To re-appoint Fredrik Burvall as a Class I director of the Company. 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the Annual General Meeting of the Company to be held in 2023. 5. To authorise the audit committee to fix the remuneration of the auditors. 6. Special Resolution: To generally and unconditionally authorise the directors pursuant to Article 57 of the Companies (Jersey) Law 1991 to allow the Company to make market purchases of ordinary Shares, on such terms and in such manner as the directors of the Company may from time to time determine, provided that: a) the maximum aggregate number of ordinary shares that may be purchased is 30,000,000; b) the minimum price (excluding expenses) which may be paid for each ordinary share is US$0.01; c) the maximum price (excluding expenses) which may be paid for each ordinary share is US$1,000.00; and d) the authority hereby conferred shall, unless renewed, varied or revoked by the Company, expire on May 18, 2027 save that the Company may make a contract to purchase ordinary shares under such authority prior to the expiry of such authority which will or may be executed wholly or partly after the expiration of such authority and may make a purchase in pursuance of such contract. 7. Ordinary Resolution: To generally and unconditionally authorise the Company pursuant to Article 58A of the Companies (Jersey) Law to, if the directors so approve, hold as treasury shares any ordinary shares purchased pursuant to the authority conferred by resolution 6.